AV Communications Inc.

Financial Statements and Independent Auditor's Report

June 30, 2025 and 2024

AV Communications Inc.
Index to Financial Statements

INDEX TO FINANCIAL STATEMENTS



Board of Directors
AV Communications Inc.
Toronto, ON, Canada

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of AV Communications Inc. (the "Company") which comprise the balance sheets as of June 30, 2025 and 2024, and the related statements of operations, changes in stockholders' equity/(deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, as of June 30, 2025 the Company had an accumulated deficit of $524,239 and had limited liquid assets to satisfy its obligations as they come due with $1,340,955 of current assets against current liabilities of $3,928,459, including collateralized debt that the Company is in covenant violation of allowing the lender to call the debt immediately. Net cash provided by operating activities was $75,288 for the year ended June 30, 2025 compared to $1,054,701 for the year ended June 30, 2024, reflecting a significant decline. Additionally, the Company's revenues have significant concentrations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC
1312 17th Street, #462| Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado

June 10, 2026

Artesian CPA, LLC
1312 17th Street, #462| Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

- 2 -

AV Communications Inc.
Balance Sheets
All amounts in Canadian dollars

		June 30,		
		2025		**2024**
ASSETS				
Current assets:				
Cash	$	40,891	$	185,954
Accounts receivable		1,285,598		616,836
Prepaid expenses		14,466		11,943
Accrued revenue		-		8,598
Due from related party		-		23,862
Total current assets		1,340,955		847,193
Property and equipment, net		6,789		6,249
Operating lease right of use assets, net		-		43,839
Total assets	$	1,347,744	$	897,281
LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)				
Current liabilities:				
Accounts payable and accrued expenses	$	1,442,345	$	1,162,794
Deferred revenue		764,344		355,438
Loans payable, current portion		1,495,072		385,676
Income tax payable		226,698		328,851
Operating lease right of use liabilities		-		42,445
Total current liabilities		3,928,459		2,275,204
Loans payable		-		962,293
Total liabilities		3,928,459		3,237,497
Commitments and contingencies				
Stockholders' equity/(deficit):				
Common stock, class B, $0.10 par value 0 shares issued and outstanding as of June 30, 2025 and 2024		-		-
Common stock, class A $0.10 par value 1,000 shares issued and outstanding as of June 30, 2025 and 2024		100		100
Due from related party		(2,056,576)		(2,056,576)
Accumulated deficit		(524,239)		(283,740)
Total stockholders' equity/(deficit)		(2,580,715)		(2,340,216)
Total liabilities and stockholders' equity/(deficit)	$	1,347,744	$	897,281

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

AV Communications Inc.
Statements of Operations
All amounts in Canadian dollars

	Years Ended June 30,			
		2025		**2024**
Revenue	$	7,615,912	$	9,185,592
Cost of revenue		5,855,039		6,850,656
Gross profit		1,760,873		2,334,936
Operating expenses:				
General and administrative		795,874		704,379
Sales and marketing		594,711		396,917
Total operating expenses		1,390,585		1,101,296
Income from operations		370,288		1,233,640
Other income/(expense)				
Interest expense		(98,034)		(115,082)
Other (expense)/income		(6,381)		17,242
Total other expense		(104,415)		(97,840)
Provision for income taxes		(146,372)		(152,490)
Net income	$	119,501	$	983,310
Weighted average common shares outstanding - basic and diluted		1,000		1,000
Net income per common share - basic and diluted	$	119.50	$	983.31

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

AV Communications Inc.
Statements of Changes in Stockholders' Equity/(Deficit)
All amounts in Canadian dollars

| | Common Stock | | | | Due from Related Party | Accumulated Deficit | Total Stockholders' Equity/(Deficit) |
| | Class B | | Class A | | | | |
	Shares	Amount	Shares	Amount			
Balances at June 30, 2023	-	$ -	1,000	$ 100	(4,329,255)	$ 1,352,950	$ (2,976,205)
Dividends	-	-	-	-	-	(2,620,000)	(2,620,000)
Dividends declared and adjusted against due from related party	-	-	-	-	2,500,000	-	2,500,000
Payment to related party	-	-	-	-	(227,321)	-	(227,321)
Net income	-	-	-	-	-	983,310	983,310
Balances at June 30, 2024	-	-	1,000	100	(2,056,576)	(283,740)	(2,340,216)
Dividends	-	-	-	-	-	(360,000)	(360,000)
Net income	-	-	-	-	-	119,501	119,501
Balances at June 30, 2025	-	$ -	1,000	$ 100	$ (2,056,576)	$ (524,239)	$ (2,580,715)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

AV Communications Inc.
Statements of Cash Flows
All amounts in Canadian dollars

		Years Ended June 30,		
		2025		**2024**
Cash flows from operating activities:				
Net income	$	119,501	$	983,310
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization		6,912		13,906
Bad debt expense		24,100		26,368
Changes in operating assets and liabilities:				
Accounts receivable		(692,862)		270,177
Prepaid expenses		(2,523)		3,246
Accrued revenue		8,598		7,163
Accounts payable and accrued expenses		279,553		373,918
Deferred revenue		408,906		(426,035)
Due from/to related party		23,862		(122,143)
Income tax payable		(102,153)		(73,068)
Operating lease right of use liabilities, net		1,394		(2,141)
Net cash provided by operating activities		75,288		1,054,701
Cash flows from investing activities:				
Payment to related party		-		(227,321)
Property and equipment, net		(7,454)		(13,208)
Net cash used in investing activities		(7,454)		(240,529)
Cash flows from financing activities:				
Proceeds from loan payable		576,089		-
Repayment of loan payable		(428,986)		(515,622)
Dividends paid		(360,000)		(120,000)
Net cash used in financing activities		(212,897)		(635,622)
Net change in cash		(145,063)		178,550
Cash at beginning of year		185,954		7,404
Cash at end of year	$	40,891	$	185,954
Supplemental disclosure of cash flow information:				
Cash paid for interest	$	98,034	$	115,082
Cash paid for income tax	$	102,153	$	73,068
Supplemental disclosure of non-cash financing activities:				
Dividends declared and adjusted against related party loan receivable	$	-		$2,500,000

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

AV Communications Inc.
Notes to the Financial Statements
As of and for the Years Ended June 30, 2025 and 2024

1. NATURE OF OPERATIONS

AV Communications Inc. (the "Company") is incorporated under the Business Corporations Act of Ontario on May 3, 2005. The Company is a multicultural marketing and advertising services company, with operations principally in Canada and the United States. Services include strategic planning, creative development, media buying, digital marketing, and event management.

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which differs in certain respects from Canadian Accounting Standards for Private Enterprises ("ASPE") used in the previously issued financial statements.

All amounts are presented in Canadian dollars (CAD), which is the Company's functional currency, unless otherwise noted.

2. GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that these financial statements are issued, in accordance with ASC 205-40, Presentation of Financial Statements — Going Concern.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As of June 30, 2025 the Company had an accumulated deficit of $524,239 and had limited liquid assets to satisfy its obligations as they come due with $1,340,955 of current assets against current liabilities of $3,928,459, including collateralized debt that the Company is in covenant violation of allowing the lender to call the debt immediately. Net cash provided by operating activities was $75,288 for the year ended June 30, 2025 compared to $1,054,701 for the year ended June 30, 2024, reflecting a significant decline. Additionally, the Company's revenues have significant concentrations. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date these financial statements are available to be issued is dependent upon its ability to generate sufficient revenues, reduce operating costs, and/or obtain additional financing sufficient to meet current and future obligations. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. Specifically, management has: (i) obtained a formal waiver from TD Bank, dated March 3, 2026, of the covenant breach for the period ending June 30, 2025 (see Note 13); (ii) continue to maintain strong relationships with its primary customers, which accounts for approximately 78% of revenue; and (iii) obtain the ongoing financial support of its ultimate shareholder, who has personally guaranteed the outstanding debt obligations. During the next twelve months, the Company intends to fund its operations through continued operating revenues and, if necessary, debt and/or equity financing.

There are no assurances that the Company will be able to maintain compliance with the financial covenants in future periods, maintain its primary customer relationship, or raise additional capital on terms acceptable to the Company. If the Company is unable to generate sufficient revenues or obtain sufficient financing, it may be required to reduce the scope of its operations, which could harm its business, financial condition, results of operations, and ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties.

AV Communications Inc.
Notes to the Financial Statements
As of and for the Years Ended June 30, 2025 and 2024

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of the accompanying financial statements include deferred income tax assets, lease valuation inputs, useful lives of property and equipment, and reserves for commitments and contingencies. Any adjustments applied to estimates are recognized in the period in which such adjustments are determined.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed insured limits. As of June 30, 2025 and 2024, the Company's cash did not exceed insured limits.

Accounts Receivable

Accounts receivable are recorded at net realizable value, representing the amount the Company expects to collect on gross customer trade receivables. The Company estimates losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement.

As of June 30, 2025 and 2024, the Company determined that no reserve allocation was necessary and that there is no significant risk that material uncollectible accounts existed. The Company wrote off $24,100 and $26,368 of accounts receivable for the years ended June 30, 2025 and 2024, respectively. The outstanding accounts receivable balance as of June 30, 2025 and 2024 was $1,285,598 and $616,836, respectively.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and impairments. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

AV Communications Inc.
Notes to the Financial Statements
As of and for the Years Ended June 30, 2025 and 2024

Depreciation is computed over the estimated useful lives of the related asset type using the straight-line method for financial statement purposes. The estimated useful lives for property and equipment consist of furniture and computers and straight-line depreciation is based on a useful life of 3-5 years.

Impairment of Long-lived Assets

Long-lived assets, such as property, equipment, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company looks for indicators of a trigger event for asset impairment and pays special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are reviewed using factors including, but not limited to, future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

As of June 30, 2025 and 2024, there was no impairment for long-lived assets.

Fair Value of Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued expenses and loan payable for which current carrying amounts approximate fair market value as of June 30, 2025 and 2024.

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1 - Quoted prices in active markets for identical assets or liabilities.

- Level 2 - Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3 - Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's assets and liabilities approximate their fair values.

Related Party Transactions

The Company identifies related parties as entities or individuals that have the ability to control or exercise significant influence over the Company, or over which the Company has the ability to control or exercise significant influence. This includes the Company's parent, entities under common control, and key management personnel. Related party transactions are conducted in the normal course of business and are measured at the exchange amount, being the amount of consideration established and agreed to by the related parties.

AV Communications Inc.
Notes to the Financial Statements
As of and for the Years Ended June 30, 2025 and 2024

Income Taxes

U.S. GAAP (ASC 740) requires a comprehensive approach recognizing current and deferred tax assets and liabilities based on temporary differences. Given that the Company operates as a private enterprise with no material temporary differences (other than those arising from the ASPE-to-U.S. GAAP adjustments), no deferred tax amounts have been recognized in these financial statements. The provision for income taxes reflects current income taxes payable. The Company files income tax returns in Canada.

Revenue Recognition

Under U.S. GAAP, the Company applies ASC 606, Revenue from Contracts with Customers, recognizing revenue when (or as) performance obligations are satisfied. Revenue is measured at the transaction price allocated to each performance obligation.

Under ASC 606, the Company applies the following five steps to determine the appropriate amount of revenue to be recognized as it fulfils its obligations under each of its agreements:

1) Identify the contracts with the customers

2) Identify the performance obligations

3) Determine the transaction price

4) Allocate the transaction price to the performance obligations

5) Recognize revenue when (or as) the performance obligations are satisfied

The Company's customer contracts for marketing and advertising services generally contain a single performance obligation representing an integrated bundle of services (which may include strategic planning, creative development, media buying, digital marketing, and event management) delivered over the contract term. Because the customer simultaneously receives and consumes the benefits of the Company's performance as services are rendered, these performance obligations are satisfied over time and revenue is recognized using the percentage-of-completion method.

Progress toward complete satisfaction of each performance obligation is measured using an input method based on costs incurred to date (including direct media buys, third-party production costs, and direct labor) as a percentage of total estimated costs to complete the contract. Management believes this input method faithfully depicts the transfer of services to the customer, as the Company's costs incurred are reasonably correlated with the value transferred. Estimates of total contract costs are reviewed at each reporting date and adjusted prospectively; the cumulative effect of any change in estimate is recognized in the period in which the change is identified. Provisions for anticipated losses on contracts are recognized in full in the period in which they become known.

Concentrations

The Company had significant concentrations in its revenue with individual customers representing 41%, 28%, and 13% of total revenues for the year ended June 30, 2025, and with individual customers representing 49% and 18% of total revenues for the year ended June 30, 2024. Should any of these customers reduce use or cease using the Company, the Company's revenues would significantly decline and management is of the opinion that continued viable operations would be doubtful.

Amounts billed in advance of services being performed are recorded as deferred revenue (contract liabilities); amounts earned in excess of billings are recorded as contract assets.

AV Communications Inc.
Notes to the Financial Statements
As of and for the Years Ended June 30, 2025 and 2024

The following table presents the changes in the contract liability balance for the years ended June 30, 2025 and 2024:

		Years Ended June 30,		
		2025		**2024**
Beginning balance	$	355,438	$	781,473
Revenue recognized from beginning balance		(355,438)		(781,473)
Additions: billings/cash received in advance of revenue recognition		764,344		355,438
Ending balance	$	764,344	$	355,438

Segment Reporting

The Company operates as a single reportable operating segment in accordance with ASC 280, Segment Reporting. The Company's chief operating decision maker ("CODM"), who is the Chief Executive Officer, reviews financial information for purposes of making operating decisions, allocating resources, and evaluating financial performance.

The Company conducts operations in Canada and the United States. The following table presents revenues from external customers disaggregated by geographic location:

		Years Ended June 30,		
		2025		**2024**
Revenue:				
Canada	$	4,505,441	$	4,421,361
United States		3,110,471		4,764,231
Total revenue	$	7,615,912	$	9,185,592

Revenues are attributed to geographic regions based on the location of the customer.

Cost of Revenues

Cost of revenue consists primarily of costs directly attributable to the delivery of the Company's marketing and advertising services, including media buying costs, personnel costs, and other direct service delivery expenses. For the years ended June 30, 2025 and 2024, cost of revenue was $5,855,039 and $6,850,656, respectively.

Sales and Marketing Expenses

Sales and marketing expenses consist of costs directly related to the promotion of the Company's services and business development activities. For the years ended June 30, 2025 and 2024, sales and marketing expenses were $594,711 and $396,917, respectively.

Net Income per Share

Basic and diluted net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. The Company has no dilutive securities outstanding; therefore, basic and diluted net income per share are the same. For the years ended June 30, 2025 and 2024, the weighted average shares outstanding were 1,000 and net income per share was $119.50 and $983.31, respectively.

AV Communications Inc.
Notes to the Financial Statements
As of and for the Years Ended June 30, 2025 and 2024

Leases

On July 1, 2022, the Company adopted ASC 842, Leases, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use ("ROU") assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company adopted the new guidance using a modified retrospective method. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit.

The Company elected transitional practical expedients for existing leases which eliminated the requirements to reassess existing lease classification, initial direct costs, and whether contracts contain leases. Also, the Company elected to present the payments associated with short-term leases as an expense in statements of operations. Short-term leases are leases with a lease term of 12 months or less.

The Company recorded a right-of-use asset of $91,475 and corresponding liabilities of $92,222 effective to the beginning balances of these financial statements, and amortized $43,839 and $47,636 of such costs to the years ended June 30, 2025 and 2024, respectively.

Presentation of Stockholders' Equity/(Deficit)

Under U.S. GAAP, the equity section presents common stock by class, additional paid-in capital, and accumulated deficit. The Company has 1,000 Class A common shares ($0.10 par value) issued and outstanding as at June 30, 2025 and 2024, held by 2682534 Ontario Corporation. No Class B shares are issued or outstanding.

Foreign Currency

The Company's functional and reporting currency is the Canadian dollar. Foreign-currency transactions are remeasured at the rates in effect on the transaction dates; monetary assets and liabilities are remeasured at the balance sheet date rate; and non-monetary items are carried at historical rates. Transaction gains and losses are recorded in other income (expense).

Recently Issued and Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,* including subsequently issued ASUs, to clarify the implementation guidance in ASU 2016-13. The standard's main goal is to improve financial reporting by requiring earlier recognition of credit losses on financing receivables and other financial assets in scope. ASU 2016-13 will be effective for private companies' fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company adopted this standard effective July 1, 2023 and the adoption of such did not have a material impact on the Company's financial statements.

In December 2023, the FASB issued ASU No. 2023-09, *Improvements to Income Tax Disclosures (Topic 740)*. The ASU requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as additional information on income taxes paid. For non-public business entity, the ASU is effective for annual periods beginning after December 15, 2025. The Company is currently evaluating the provision of this ASU and do not expect to have a material impact on the financial statements, only additional disclosures are expected.

AV Communications Inc.
Notes to the Financial Statements
As of and for the Years Ended June 30, 2025 and 2024

The Financial Accounting Standards Board ("FASB") periodically issues new accounting standards. Management has reviewed recently issued pronouncements and does not believe any standards not yet effective will have a material impact on the Company's financial statements.

4. DUE FROM RELATED PARTIES

The Company has advanced funds to its parent company, 2682534 Ontario Corporation. These amounts are non-interest bearing, callable on demand, with no fixed repayment terms. The outstanding balance is $2,056,576 as at June 30, 2025 (2024: $2,080,438). These amounts are presented as a contra to stockholders' equity/(deficit) in these financial statements.

5. PROPERTY AND EQUIPMENT

As of June 30, 2025 and 2024, property and equipment consist of:

	June 30,	
	2025	**2024**
Furniture and equipment	$ 44,698	$ 44,698
Computer equipment	115,523	108,071
	160,221	152,769
Less: Accumulated depreciation	(153,432)	(146,520)
Property and equipment, net	$ 6,789	$ 6,249

Depreciation expense for the years ended June 30, 2025 and 2024 was $6,912 and $13,906, respectively.

6. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses totaling $1,442,345 as of June 30, 2025 (2024: $1,162,794) include trade payables, accrued wages and deductions payable, and sales taxes payable. Under U.S. GAAP, these items are combined in a single caption. Of the total, $188,693 and $429,281 as of June 30, 2025 and 2024, respectively, relates to Tulong Technologies Inc., a related party wholly owned by the ultimate shareholder. Related party payables are unsecured, non-interest bearing, and on standard market terms.

Accounts payable and accrued expenses include $41,078 and $47,046 as of June 30, 2025 and 2024, respectively, for a corporate credit card held in the name of the Company's Chief Executive Officer, Joycelyn David and used for Company expenses.

7. LOAN PAYABLE

The Company has term loans with TD Bank and BDC. As of June 30, 2025 and 2024, loans payable consists of:

TD Bank has two facilities, originally $2,050,000 and $360,000 at Prime + 1.70% and 1.95% (9.2% and 9.45% at June 30, 2025), maturing September 5, 2028 and November 16, 2027, all respectively. Outstanding balance was $1,210,223 (2024: $1,244,289). Interest expense on the TD Bank term loans was $93,108 and $105,454 for the years ended June 30, 2025 and 2024, respectively. The loans are collateralized by substantially all assets of the Company and are guaranteed by a related party to the Company.

BDC has an original principal of $200,000, two components carrying 9.05% and 0% interest, maturing October 15, 2026 and February 17, 2029, respectively: Outstanding balance was $68,760 (2024: $103,680). Interest expense on the BDC

AV Communications Inc.
Notes to the Financial Statements
As of and for the Years Ended June 30, 2025 and 2024

term loan was $4,576 and $9,629 for the years ended June 30, 2025 and 2024, respectively. The loans are collateralized by substantially all assets of the Company and are guaranteed by a related party to the Company.

As of June 30, 2025, the Company was not in compliance with the Minimum Debt Service Coverage Ratio covenant of 1.20x required under its TD Bank term loans (actual DSC of 0.54x). Subsequent to year-end, on March 3, 2026, the Company received a formal written waiver from TD Bank waiving compliance with this covenant as of June 30, 2025 (see Note 13). Because the waiver was obtained after the balance sheet date and only waived the requirement through June 30, 2025, the portion of TD Bank debt subject to the covenant breach has been classified as a current liability as of June 30, 2025 in accordance with ASC 470-10-45.

Line of Credit

The Company has a line of credit facility with TD Bank. As at June 30, 2025, the outstanding balance on the line of credit was $216,089 (2024: $nil). Interest is charged at the applicable overdraft rate and is expensed as incurred. Interest expense on the line of credit was $350 for the year ended June 30, 2025. The facility has an authorized credit limit of CAD $400,000 and is uncommitted and payable on demand, with no fixed maturity date. Advances bear interest at the Bank's prime rate plus 1.95% per annum on CAD draws and at the U.S. Base Rate plus 1.95% per annum on USD draws. Available credit was $183,911 as of June 30, 2025. The loans are collateralized by substantially all assets of the Company and are guaranteed by a related party to the Company.

Total Notes Payable

Total loans payable: $1,495,072 (2024: $1,347,969). In 2025, all balances are presented as current liabilities due to the covenant violations.

8. STOCKHOLDER'S EQUITY/(DEFICIT)

Common Stock

The Company is authorized to issue unlimited shares of Class A common stock at a par value of $0.10 and unlimited shares of Class B non-voting common stock at a par value of $0.10. The Class A and Class B common stock are identical except with respect to voting rights, to which Class B common stockholders do not have voting rights. Class B shares are entitled to dividends as fixed by the Board of Directors and, upon dissolution of the Company, to repayment of the amount paid for such shares (plus any declared and unpaid dividends) in priority to the holders of Class A shares.

As of both June 30, 2025 and 2024, there were 1,000 shares of Class A common stock issued and outstanding.

As of June 30, 2025 and 2024, there were no shares of Class B common stock issued and outstanding.

Dividends

During the year ended June 30, 2025, the Company declared and paid cash dividends of $360,000 to the holder of its Class A common stock. During the year ended June 30, 2024, the Company declared dividends of $2,620,000 to the holder of its Class A common stock, of which $120,000 was paid in cash and $2,500,000 was settled through a non-cash offset against amounts due from a related party.

9. LEASES

The Company adopted ASC 842 effective July 1, 2023 and recognized one operating lease for office space, with an initial right-of-use ("ROU") asset of $91,475 and a corresponding operating lease liability of $92,222. The lease expired on May

AV Communications Inc.
Notes to the Financial Statements
As of and for the Years Ended June 30, 2025 and 2024

31, 2025 and was not renewed. Accordingly, the ROU asset and operating lease liability balances as of June 30, 2025 are $0. As of June 30, 2024, the ROU asset, net of accumulated amortization, was $43,839 and the operating lease liability was $42,445, all classified as current. Because the lease has terminated, the Company has no future minimum lease payments as of June 30, 2025.

The balances for the operating lease are presented as follows within the balance sheet:

| | June 30, | |
	2025	2024
Operating leases:		
Operating lease right of use assets, net	$ -	$ 43,839
Operating lease right of use liabilities	$ -	$ 42,445
Total operating lease liabilities	$ -	$ 42,445

The components of lease expenses are as follows within the statements of operations are as follows:

| | Years Ended June 30, | |
	2025	2024
Operating lease expense:		
Interest on operating lease right of use liabilities	$ 76	$ 271
Amortization of operating lease right of use assets	43,839	47,636
Total operating lease expense	$ 43,915	$ 47,907

Supplemental balance sheet information related to leases are as follows:

| | June 30, | |
	2025	2024
Weighted-average remaining lease term (in years)	-	0.92
Weighted-average discount rate	0.39%	0.39%

Supplemental cash flow information related to leases are as follows:

| | Years Ended June 30, | |
	2025	2024
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash outflows from operating leases	$ 42,521	$ 50,048

10. RELATED PARTY TRANSACTIONS

The Company enters into transactions with related parties in the normal course of business. Related party transactions are measured at the exchange amount, which is the amount agreed upon by the related parties.

AV Communications Inc.
Notes to the Financial Statements
As of and for the Years Ended June 30, 2025 and 2024

___

Due from Related Parties

The Company advances funds from time to time to its parent company, 2682534 Ontario Corporation, as part of regular business operations. These amounts are non-interest bearing and are callable on demand with no fixed repayment terms. The outstanding balance due from related parties as of June 30, 2025 and 2024 was $2,056,576, which is presented in stockholders' equity/(deficit) in these financial statements.

Due to/(from) Chief Executive Officer

Amounts due to/(from) the Company's Chief Executive Officer, Joycelyn David, are unsecured, non-interest bearing, and due on demand; the net balance was $0 and $23,862 as of June 30, 2025 and 2024, respectively. Accounts payable and accrued expenses include $41,078 and $47,046 as of June 30, 2025 and 2024, respectively, for a corporate credit card held in her name and used for Company expenses.

Accounts Payable — Related Party

Of the total accounts payable and accrued expenses balance, $188,693 and $429,281 as of June 30, 2025 and 2024, respectively, relates to Tulong Technologies Inc., a company wholly owned by the ultimate shareholder of the Company. Total transactions with Tulong Technologies Inc. during the years ended June 30, 2025 and 2024 were $212,685 $1,342,484, respectively. These amounts are unsecured, non-interest bearing, and management believes payment terms are consistent with those of non-related party transactions. Transactions are measured at market prices agreed upon by the parties, and there have been no significant changes in the nature or extent of these transactions since the prior period.

Debt Guarantee

The Company's term loans with TD Bank are personally guaranteed by the ultimate shareholder of the Company.

11.   INCOME TAX

The Company is an Ontario (Canada) corporation. Income taxes have been provided based on the laws and rates in effect in Canada, in which operations are conducted. The provision for income taxes of $146,372 (2024: $152,490) represents current income taxes. Under ASC 740, deferred tax assets and liabilities would normally be recognized for temporary differences between the tax and financial reporting bases of assets and liabilities. Management has determined that the deferred tax effects of the U.S. GAAP adjustments are not material and no deferred tax assets or liabilities have been separately recognized.

The combined Canadian federal and Ontario provincial income tax rate for 2025 and 2024 is 26.5% and 26.5%, respectively. The Company's effective tax rate for the years ended June 30, 2025 and 2024 was 55.05% and 13.43%, respectively.

Following is the rate reconciliation:

AV Communications Inc.
Notes to the Financial Statements
As of and for the Years Ended June 30, 2025 and 2024

		Years Ended June 30,		
	2025	**%**	**2024**	**%**
Statutory federal rate	$ 39,881	15.0%	$ 170,370	15.0%
Provincial taxes, net of federal	30,575	11.5%	130,617	11.5%
Permanent differences	23,278	8.8%	30,960	0.0%
Other	52,638	19.8%	(179,457)	-15.8%
Effective tax rate	$ 146,372	55.1%	$ 152,490	13.4%

12. COMMITMENTS AND CONTINGENCIES

Royalty Obligation

Pursuant to the share purchase agreement dated July 1, 2019, the Company is required to pay a monthly royalty of $5,000 per vendor to each of 2307339 Ontario Inc. and 2307336 Ontario Inc. Total royalties paid during the years ended June 30, 2025 and 2024 were $120,000 and $120,000, respectively. This obligation continues until a transfer of shares or sale of all or substantially all of the Company's assets occurs. The Company has no right to terminate this royalty obligation prior to such an event.

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of June 30, 2025, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

Management has evaluated subsequent events through June 10, 2026, the date the financial statements were available to be issued.

On March 3, 2026, the Company received a formal written waiver from TD Bank waiving compliance with the Minimum Debt Service Coverage Ratio covenant under its TD Bank credit facilities as of June 30, 2025. The waiver applies to the fiscal year ended June 30, 2025 only; the Company remains required to comply with the covenant and all other terms of the credit facility agreement in subsequent periods. See Notes 2 and 7.

Management has evaluated all other subsequent events and identified no further events requiring adjustment to or disclosure in the financial statements.